

Joe Dignan · 2nd

Head of Government Insights Europe at IDC

London, England, United Kingdom ·

Contact info

500+ connections



1 mutual connection: Michael Jansen

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IDC

The University of Edinburgh

Experience

Head of IDC Government Insights Europe

IDC · Full-time

Dec 2020 – Present · 8 mos

Managing Director

Kintechi Ltd · Self-employed

Mar 2014 – Present · 7 yrs 5 mos

London, United Kingdom

Kintechi is an independent consultancy focused on delivering digital transformation at local, regional and national levels. In addition to speaking, chairing and writing on smart cities, previous long-term engagements have included de ...see more








What is the smart city market?
REAL ESTATE
INVESTMENT FORUM

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Global Channel Partner Lead

Future Cities Catapult

Feb 2015 – Jun 2017 · 2 yrs 5 mos

London, United Kingdom

The Future Cities Catapult is the UK Government's centre for excellence in urban strategies, connected cities and urban data science. They use these capabilities to focus their work on three core themes: integrated urban infrastructu ...see more


amazon
web services

Best of London Innovation Series -...

Chief Analyst- European Public Sector

Ovum

Dec 2011 – Jan 2014 · 2 yrs 2 mos

London, United Kingdom

Joe covered the major areas of technological change in the public sector arena in EMEA and had a personal research focus on urban development and the future city market where he published a number of market analysis reports. ...see more



BBCtalk

Industry Managing Director-Local and Regional Govt- World Wide Public Sector- Microsoft

Microsoft Corporation

Nov 2007 – Nov 2011 · 4 yrs 1 mo

The above is a strategic business development role within the World Wide Public Sector business group reporting to Corp

HQ in the US. His principal role was to set the strat ...see more

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Education

The University of Edinburgh
MBA
1993 – 1995